Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended March 31,
	2013	2012
Earnings:
Loss before income taxes	$(187,146)	$(72,553)
Adjustments:
Fixed charges	63,755	54,402
Income from equity investees	2,785	515
Amortization of capitalized interest	90	30
Capitalized interest	(1)	(1,029)
	$(120,517)	$(18,635)

Fixed Charges:
Interest expense	$59,401	$45,434
Portion of rental expense representative of interest	4,353	7,939
Capitalized interest	1	1,029
	$63,755	$54,402

Ratio of earnings to fixed charges	N/A(1)	N/A(1)

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended March 31, 2013 and 2012. Additional earnings of $184 million and $73 million respectively would be needed to have a one-to-one ratio of earnings to fixed charges.